Methes Energies International Ltd.
45 Main Street, Suite 309
Brooklyn, New York 11201

Via Edgar

December 8, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re:	Methes Energies International Ltd. Request to Withdraw Registration Statement on Form S-1 SEC File Number: 333-162148

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Methes Energies International Ltd. (the "Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-162148), which was originally filed with the Securities and Exchange Commission (the "Commission") on September 28, 2009, along with any exhibits (the "Registration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

If you have any questions regarding this application for withdrawal, please contact Scott D. Olson, Esq. at 310-985-1034.

Very truly yours,

By:	/s/ Michel Laporte
Michel Laporte
President